EXHIBIT 23(b)

                              Accountants' Consent

The Board of Directors
Colonial Commercial Corp.

We consent to incorporation by reference in the registration statement (No. 333-37025) on Form S-8 of Colonial Commercial Corp. of our report dated October 2, 2003, relating to the consolidated balance sheets of Colonial Commercial Corp. and subsidiaries as of December 31, 2002 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the years in the two-year period ended December 31, 2002, which report appears in the December 31, 2003 annual report on Form 10-K of Colonial Commercial Corp. Our report dated October 2, 2003 contains an explanatory paragraph that states that the Company has had losses in 2001 and 2000, has stockholders' deficit at December 31, 2002 and has negative working capital. In addition, outstanding borrowings under its credit facility are due on demand. If the bank were to demand repayment, the Company does not project that it would have sufficient liquidity to make such a payment. In addition, as discussed in note 2( c), Atlantic Hardware & Supply Corporation (Atlantic), a wholly-owned subsidiary of the Company, filed for reorganization under Chapter 11 of the United States Bankruptcy Code on January 28, 2002. The financial results of Atlantic have been deconsolidated and the Company accounts for Atlantic using the cost method. These circumstances raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described note 1(c ) paragraphs 2 and 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Also, our report refers to a change in the accounting for goodwill and other intangible assets.


                                                        /s/ KPMG LLP

Melville, New York
April 16, 2004



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